SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Greenhill & Co., Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395259 10 4
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395259 10 4	13G

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy M. George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 1,400,174
	6	SHARED VOTING POWER: 136,000
	7	SOLE DISPOSITIVE POWER: 1,400,174
	8	SHARED DISPOSITIVE POWER: 136,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,536,174
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4%
12	TYPE OF REPORTING PERSON: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Greenhill & Co., Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      300 Park Avenue, New York, NY 10022

Item 2(a). Name of Person Filing:

      Timothy M. George

Item 2(b). Address of Principal Business Office or, if None, Residence:

      300 Park Avenue, New York, NY 10022

Item 2(c). Citizenship:

      USA

Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

      395259 10 4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.

Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 1,536,174
Includes 136,000 shares held in trusts of which Mr. George is a co-trustee.

(b)	Percent of class: 5.4%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 1,400,174

	(ii)	Shared power to vote or to direct the vote: 136,000

	(iii)	Sole power to dispose or to direct the disposition of: 1,400,174

	(iv)	Shared power to dispose or to direct the disposition of: 136,000

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      Not applicable.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2007

Date

Timothy M. George

/s/ Timothy M. George